# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kymera Therapeutics, Inc., CIK 0001815442
CUSIP: 501575104
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Address of issuer's principal executive offices: 500 North Beacon Street, 4th Floor, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-119016
Filed by CIK 0001628098

## Reporting persons
- Atlas Venture Fund X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,384,685; sole dispositive power 0; shared dispositive power 2,384,685; aggregate amount beneficially owned 2,384,685 (2.9% of the class)
- ATLAS VENTURE ASSOCIATES X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,384,685; sole dispositive power 0; shared dispositive power 2,384,685; aggregate amount beneficially owned 2,384,685 (2.9% of the class)
- Atlas Venture Associates X, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,384,685; sole dispositive power 0; shared dispositive power 2,384,685; aggregate amount beneficially owned 2,384,685 (2.9% of the class)
- Atlas Venture Opportunity Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 462,856; sole dispositive power 0; shared dispositive power 462,856; aggregate amount beneficially owned 462,856 (0.6% of the class)
- Atlas Venture Associates Opportunity I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 462,856; sole dispositive power 0; shared dispositive power 462,856; aggregate amount beneficially owned 462,856 (0.6% of the class)
- Atlas Venture Associates Opportunity I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 462,856; sole dispositive power 0; shared dispositive power 462,856; aggregate amount beneficially owned 462,856 (0.6% of the class)

## Item 1. Issuer
Name of issuer: Kymera Therapeutics, Inc.
Address of issuer's principal executive offices: 500 North Beacon Street, 4th Floor, WATERTOWN, MA, 02472.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (i) Atlas Venture Fund X, L.P., a Delaware limited partnership ("Atlas X"), (ii) Atlas Venture Associates X, L.P., a Delaware limited partnership ("AVA X LP"), (iii) Atlas Venture Associates X, LLC, a Delaware limited liability company ("AVA X LLC" and together with Atlas X and AVA X LP, the "Fund X Reporting Persons"), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership ("AVO I"), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership ("AVAO LP") and (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company ("AVAO LLC" and together with AVO I and AVAO LP, the "Opportunity Fund Reporting Persons" and together with the Fund X Reporting Persons, the "Reporting Persons").
Address of principal business office or, if none, residence:
300 Technology Square, 8th Floor
Cambridge, Massachusetts 02139
Citizenship: Each of Atlas X, AVA X LP, AVO I and AVAO LP is a Delaware limited partnership. Each of AVA X LLC and AVAO LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Atlas X is the record owner of 2,384,685 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over the shares held by Atlas X. As such, each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

AVO I is the record owner of 462,856 shares of Common Stock. AVAO LP is the general partner of AVO I and AVAO LLC is the general partner of AVAO LP. Each of AVO I, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVO I. As such, each of AVO I, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVO I.
Percent of class:
Fund X Reporting Persons and Opportunity Fund Reporting Persons may be deemed to beneficially own 2.9% and 0.6%, respectively, of the Issuer's outstanding Common Stock, which percentages are calculated based upon 83,150,618 outstanding shares of Common Stock of the Issuer as of July 31, 2026, as reported in the Issuer's 10-Q, filed with the Securities and Exchange Commission on August 5, 2026.

Collectively, the Reporting Persons beneficially own an aggregate of 2,847,541 shares of Common Stock, which represents 3.4% of the Issuer's outstanding Common Stock. The Fund X Reporting Persons and the Opportunity Fund Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Sole power to vote or to direct the vote: None of the Reporting Persons have the sole power to direct the vote of the Common Stock.
Shared power to vote or to direct the vote: Each Fund X Reporting Person shares power to vote or direct the vote of 2,384,685 shares of Common Stock and each Opportunity Fund Reporting Person shares power to vote or direct the vote of 462,856 shares of Common Stock.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: None of the Reporting Persons have the sole power to dispose or to direct the disposition of the Common Stock.
Shared power to dispose or to direct the disposition: Each Fund X Reporting Person shares power to dispose or to direct the disposition of 2,384,685 shares of Common Stock and each Opportunity Fund Reporting Person shares power to dispose or to direct the disposition of 462,856 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement (Incorporated by reference to Exhibit A to the Schedule 13G/A, filed with the Securities and Exchange Commission on February 14, 2023)

## Signatures
- Atlas Venture Fund X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, L.P., its GP, By: Atlas Venture Associates X, LLC, its GP, By: Ommer Chohan, CFO (08/13/2026)
- ATLAS VENTURE ASSOCIATES X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, LLC, its GP, By: Ommer Chohan, CFO (08/13/2026)
- Atlas Venture Associates X, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (08/13/2026)
- Atlas Venture Opportunity Fund I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, L.P., its GP, By: Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (08/13/2026)
- Atlas Venture Associates Opportunity I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (08/13/2026)
- Atlas Venture Associates Opportunity I, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (08/13/2026)